Exhibit 1.01 to Form SD

NeoPhotonics Corporation

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (this “Report”) of NeoPhotonics Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture a product and any mineral specified in the Rule is necessary for the functionality or production of such products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary for the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the calendar year 2014.

The Company is a leading provider of optical components, modules and subsystems based on PIC (photonic integrated circuit) technology that enable the delivery of video, voice and data over telecommunications, datacom, and cable TV networks. Our products, which are referred to in this Report collectively as the “Covered Products,” include electro-optical transceivers for telecom and datacom applications, optical semiconductor devices for amplication and modulation of optical signals, semiconductor lasers and laser assemblies for transmission and modulation of optical signals, passive optical devices for optical signal management, MEMS-based optical attenuation devices and optical receivers.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its direct suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products, including sources of Conflict Minerals that are supplied to them by sub-tier suppliers. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best suited to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

Reasonable Country of Origin Inquiry

The Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals in its Covered Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled scrap or scrap sources. In connection with this reasonable country of origin inquiry, beginning in May 2013, the Company requested information regarding Conflict Minerals in its supply chain from all of the Company’s direct suppliers sourcing materials in the Company’s products, using the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (the “Conflict Minerals Survey”). For 2013, the Company requested that 176 of its suppliers complete the Conflict Minerals Survey. For 2014, the Company expanded its request to include an additional 19 new suppliers as well as 80 existing suppliers who had not responded to the Company’s previous requests for completion of the Conflict Minerals Survey. During the course of the year, the Company also followed up with those suppliers who previously provided incomplete responses to the Conflict Minerals Survey.

To date, the Company has received responses from approximately 63% of the suppliers that were asked to complete the Conflict Minerals Survey. A total of 18% of these suppliers reported that they did not use any of the Conflict Minerals in the products they supply to the Company. The Company has reviewed and continues to review these responses to confirm that none of the Conflict Minerals are in the products supplied to the Company. An additional 19% of suppliers confirmed that they use at least one of the Conflict Minerals in the products they supply to the Company, and provided the names of their smelters from the CFSI’s list of standard smelter names. As part of its due diligence process described below, the Company continues to review this list to confirm that the smelters are in the Company’s supply chain. A total of 26% of suppliers have provided an incomplete response to the Conflict Minerals Survey. The Company is continuing to work with those suppliers who have not yet provided responses or have provided incomplete responses.

Due Diligence Process

Based on the results of the Company’s reasonable country of origin inquiry, the Company exercised due diligence on the source and chain of custody of the Conflict Minerals in its Covered Products. The Company’s due diligence measures are designed to attempt to ascertain the facilities used to process any Conflict Minerals in our Covered Products, the country of origin of any Conflict Minerals in our Covered Products and the mine(s) or location of origin with the greatest possible specificity.

The Company’s due diligence measures have been designed to conform in all material respects to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance specifies a five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high-risk areas.

Step 1: Establish Strong Company Management Systems

The Company has adopted a policy relating to Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy states that the Company is committed to working with our global supply chain to ensure compliance with the OECD Guidance and regulations promulgated by the SEC concerning Conflict Minerals. We also note in our statement that our supplier agreements include conflict mineral due diligence and reporting requirements. The Company will make best efforts to ensure that any direct sourcing by the Company of tin, tungsten, tantalum and gold will only be from sources that are DRC conflict-free, as defined in the Rule. If we become aware of instances where Conflict Minerals in our supply chain potentially finance armed groups, as defined in the Rule, we will work with our suppliers to find alternate conflict-free sources. Our Conflict Minerals Statement is publicly available in the section on Social Responsibility under Corporate Citizenship on the Company’s website at www.neophotonics.com.

To enable compliance with the SEC’s regulations concerning Conflict Minerals, the Company has developed a process that is aligned with its Conflict Minerals Policy, and is documented in the Company’s controlled procedure entitled “Conflict Materials Management and Control Procedure”. The Company initiated a program to address the SEC’s conflict minerals requirements in early 2013, and has engaged Company resources from within the Quality, Environmental Management and Supply Chain Management organizations (the “Conflict Minerals Compliance Team”). This global activity is overseen by the Senior Corporate Counsel. The Company has also communicated its requirements to suppliers that the products they supply to the Company be compliant with its Conflict Minerals Policy.

Step 2: Identify and Assess Risk in the Supply Chain

As described above, the requests for information regarding Conflict Minerals in the Company’s products were sent to all of the Company’s direct suppliers sourcing materials in the Company’s products beginning in May 2013, using the Conflict Minerals Survey. Members of the Conflict Minerals Compliance Team collected and reviewed supplier responses to the Conflict Minerals Survey to identify incomplete, inaccurate or inconsistent responses, and consolidated this information in a central database. The Company followed up with those suppliers that failed to respond to the Conflict Minerals Survey or that submitted incomplete responses or responses that contained inaccuracies or inconsistencies or were otherwise determined not to be suitable.

To the extent that a completed response identified a smelter or refiner, the Company reviewed this information against the list of conflict free and “active” smelters and refiners and country of origin information published by the CFSI’s Conflict Free Smelter Program as well as the list of known conflict mineral processing facilities published by the U.S. Department of Commerce. The Company also attempted to ascertain whether the smelter or refiner information provided was specific to the products supplied to the Company to determine whether the identified smelters are in the Company’s supply chain.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

The Conflict Minerals Compliance Team reported the findings regarding its compliance efforts in respect to 2014 to the Senior Corporate Counsel, who reports on an annual basis to the Board of Directors.

Pursuant to our Conflict Minerals Policy, if the Company becomes aware of instances where Conflict Minerals in our supply chain potentially finance armed groups, as defined in the Rule, we will work with our suppliers to find alternate conflict-free sources.

Further, to mitigate the risk that Conflict Minerals in our supply chain potentially finance armed groups, we intend to engage in the additional measures discussed under “Risk Mitigation Efforts” below.

Step 4: Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Because the Company does not source Conflict Minerals directly from smelters or refiners, we rely on third parties, including the CFSI, to coordinate and conduct third party audits of these facilities. The Company utilizes the published results of these third-party audits to determine whether a specified smelter or refiner processes Conflict Minerals that directly or indirectly finance or benefit armed groups.

Step 5: Report on Supply Chain Due Diligence

The Company has filed a Form SD and this Conflict Minerals Report with the SEC and has made the Conflict Minerals Report available in the section on Social Responsibility under Corporate Citizenship on the Company’s website at www.neophotonics.com.

Results of Due Diligence Measures

The Company has gathered the names of 171 smelters and refiners identified by its direct suppliers in the Conflict Minerals Survey. Among them, 104 are on CFSI’s list of certified conflict-free smelters and 57 are included on CFSI’s list of known smelters and refiners but have not yet undergone audit to be certified as a conflict-free smelter.

Based on the information reported by our direct suppliers, the Company is not aware that any of its suppliers use Conflict Minerals which originate from the Covered Countries. However, to date, the Company has received no information from 37% of the Company’s direct suppliers that source materials in the Company’s products and the responses from another 26% of these suppliers are incomplete. Further, a substantial majority of the responses that provided smelter and refiner information did so at a company or divisional level rather than specific to the products supplied to the Company. As a result, after exercising the due diligence described above, the Company was unable to determine the country of origin of the Conflict Minerals in the Covered Products or the facilities used to process the Conflict Minerals, including whether the Conflict Minerals were from recycled or scrap sources. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule.

Risk Mitigation Efforts

In the next compliance period, the Company will take the following steps to improve its due diligence and mitigate any risk that the Conflict Minerals in the Covered Products could benefit armed groups in the Covered Countries:

•	Continue to follow up with suppliers who have not responded or have submitted incomplete responses to the Conflict Minerals Survey, clarify any issues and encourage responses;

•	Continue to encourage our suppliers to implement responsible sourcing of Conflict Minerals and achieve conflict-free supply chains; and

•	Continue to encourage our suppliers to require the smelters and refiners in their supply chain to obtain conflict-free designations from an independent, third party auditor.

This Report is not audited as Form SD required by Rule 13p-1 under the Securities Exchange Act of 1934 provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the registrant’s conflict minerals report is not subject to an independent private sector audit.

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